# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Edesa Biotech, Inc., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage calculation based on (i) 3,467,658 shares of common stock of the issuer outstanding as of December 11, 2024, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2024 and (ii) the sale of an additional 3,468,746 shares of common stock of the issuer, as reported by the issuer in its Current Report on Form 8-K filed on February 13, 2025.

## Item 1. Issuer
Name of issuer: Edesa Biotech, Inc.
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario L3R 5H6

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence: 15 Colley Cove Drive, Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (02/18/2025)